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                                          November 14, 1994

Dear Stockholder:

     On behalf of the Board of Directors of Trico Products Corporation, I am pleased to inform you that Trico has entered into a Merger Agreement providing for the acquisition of Trico at a price of $85.00 per share in cash to Trico stockholders. The acquisition will be made by a subsidiary of Stant Corporation (the 'Purchaser'). The Purchaser has today commenced a cash tender offer at the $85.00 per share price for all outstanding shares of Trico's common stock. The offer is to be followed by a merger of the Purchaser into Trico in which each share of Trico common stock not purchased in the offer will be converted into the right to receive the same $85.00 in cash.

     Your Board of Directors has determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and recommends that all stockholders accept the offer and tender all of their shares to the Purchaser.

     As a condition to the Purchaser's Offer, a foundation and certain trusts established by John R. Oishei, Trico's founder, have agreed to sell all 614,296 shares held by them to the Purchaser at $85.00 pursuant to the Offer or otherwise.

     Enclosed for your consideration are copies of the Purchaser's tender offer materials and Trico's Solicitation/Recommendation Statement on Schedule 14D-9, which are being filed with the Securities and Exchange Commission. All of the documents should be read carefully. In particular, I call your attention to Item 4 of Trico's Schedule 14D-9, which describes the Board's reasons for its recommendation.

                                          On behalf of the Board of Directors,
                                          Chairman of the Board